New issue announcement, Perth, Australia
Title Open Briefing. Orbital Engine Corp.
CEO on NYSE

Record of interview

corporatefile.com.au
Orbital Engine Corporation Limited recently announced that its US listing will be moved to the OTC Bulletin Board from the New York Stock Exchange NYSE. How will the move in listing impact on your current and future operating performance

CEO Peter Cook
The move in listing wont have any impact on our operating performance now or in the future. The underlying operating performance of the business has improved strongly. In the year ended June 2002 we reported a loss of 26.7 million dollars, the following year we reported a loss of only 1.9 million dollars, and this fiscal year we have provided a forecast to the market of 3 million dollars worth of profit. I should also stress that, with the current six month period, we will have reported three successive six month periods of profit. That is a major achievement, which wont in any way be affected by the shift from one exchange to another.

corporatefile.com.au
To what extent have your earnings become more predictable following the restructuring efforts over the past two years and what is the growth outlook.

CEO Peter Cook
The restructuring has given us three income streams. One is our engineering services, the second is our royalty and licence income, which historically we have always had, and the third is our share of the profit from Synerject, our manufacturing joint venture with Siemens VDO. In combination, these give a more stable base to the business than relying only on licence fees, which is what we had done up until two or three years ago, in spite of the volatility of this type of income.

Each of these income streams has its own separate, but somewhat related, growth pattern. And the combination of the separate profit centres and lines of growth provides stability and surety for our shareholders.

It has been disappointing for us that the market to date, has not given us credit for either the major turnaround we have achieved or for putting in place a much more stable and sustainable earnings base.

corporatefile.com.au
What were the NYSE listing requirements you failed to meet and by what margin did you fail to meet them.

CEO Peter Cook
Simply, the NYSE has a requirement for combined market capitalisation and shareholders funds of around USD100 million.
Over a period of about 18 months, we have been in the USD50 million to USD60 million range.

corporatefile.com.au
Will the NYSE delisting impact on your access to capital.

CEO Peter Cook
We successfully raised about 6 million dollars 12 months ago, and the nature of that capital raising was such that we did not need to go to the US. Indeed the cost of going to the US made it prohibitive. So drawing on that limited experience, I would suggest there is no need for us to access the US base of capital.

corporatefile.com.au
How will your US reporting requirements change as a result of the move from NYSE listing.

CEO Peter Cook
There wont be any change whatsoever in our reporting requirements. We report to the standards required by the US
Securities and Exchange Commission SEC, the regulator that controls the NYSE, and we will continue to meet those requirements. I should point out that companies traded on the OTC Bulletin Board are obliged to meet their reporting obligations and indeed would be removed if they did not.

corporatefile.com.au
Rather than trade on the OTC Bulletin Board have you reviewed options to list on another US based exchange.


CEO Peter Cook
We see the OTC Bulletin Board as the most appropriate forum for our stock, and as we have indicated, thatis basically driven off size. You have got to recognise that exchanges like NYSE and even
NASDAQ and AMEX, all handle huge volumes and are hugely valuable markets, and organisations of our size get lost in them.

There are about 3,300 companies traded on the OTC Bulletin Board and they range from companies with market caps as low as USD0.5 million to companies with market caps in excess of USD500 million. We estimate there are about 400 companies with a market cap similar to ours. The OTC Bulletin Board has a daily dollar trading value of around USD170 million, compared with the NYSEs daily trading of USD47 billion. That puts into perspective the issue of size, and shows how inappropriate it would be for an organisation of our size to remain with the goliaths on NYSE.

corporatefile.com.au
Why have a US listing at all when your market capitalisation is relatively small at about AUD57 million or USD40 million.
What longerterm alternatives do you consider viable.

CEO Peter Cook
Our prime objective was to make certain the 40 percent of our shareholders that are in the US and hold American Depositary Shares ADS, have a local, readily accessible market. Given our current size, there is no alternative that we would see as viable.

corporatefile.com.au
Orbital has about 9,500 US based shareholders and about 12,000 Australian based shareholders. How will the change from NYSE to OTC Bulletin Board impact shareholders in each country.

CEO Peter Cook
In a rational market there should be no impact whatsoever.
There remains an accessible and seamless market for ADS holders in the US and as price is determined by current and future earnings, there should be no impact. The Australian listing remains unchanged.

corporatefile.com.au
Is Orbital part of any NYSE indices and is the stock held by US based index tracking fund managers.

CEO Peter Cook
We know we are not part of any NYSE index. And we are unaware of being part of any US index tracking fund, although we can not rule that out because there could be some very selective index tracking by certain sectors of the market such as ethical investment funds. But we are unaware of any, so the impact would be minimal.
Almost all of our US shareholders are retail investors only and do not hold their shares through investment funds that may be index linked.


corporatefile.com.au
What has been the daily volume of Orbital shares traded on the NYSE. how does that compare with daily turnover of your shares on ASX and what would be your expectation for daily turnover when your shares are OTC Bulletin Board traded.

CEO Peter Cook
Over the last three months, our average volume on the NYSE has been about 5,700 ADSs, which represents about 230,000 shares per day. On the ASX, our trading has averaged around 300,000 shares per day over the same period. Our trading volumes in the US and Australia are fairly similar, which shows how important it is that we maintain a trading forum in the US.

We do not see any reason for the move to significantly change our trading volumes. Our underlying business has improved, and we feel that should dictate the level of interest in our stock, not which particular board we are traded on.

corporatefile.com.au
Thank you Peter.



ENDS
Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western
Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region.
Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western
Australia, Orbital stock is traded on the Australian Stock
Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668